Exhibit A

Press Release
Ceragon Reports Fourth Quarter 2012 – February 14, 2013

CERAGON NETWORKS REPORTS FOURTH QUARTER AND YEAR-END 2012 FINANCIAL RESULTS

Paramus, New Jersey, February 14, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the fourth quarter and full year of 2012 which ended December 31, 2012.

Fourth quarter 2012 results:

Revenues for the fourth quarter of 2012 were $106.8 million.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2012 was ($8.4) million or $(0.23) per basic share and diluted share, compared to net loss of $(8.2) million in the fourth quarter of 2011, or $(0.23) per basic share and diluted share.

On a non-GAAP basis, excluding (a) $1.2 million of equity-based compensation expenses, (b) $0.9 million amortization of intangible assets, (c) $0.1 million inventory step up related to the Nera acquisition, (d) $6.7 million restructuring and other charges related to reduction in workforce (e) $(0.1) million of changes in pre-acquisition indirect tax positions, net income for the fourth quarter was $0.4 million, or $0.01 per basic share and diluted share. Non-GAAP net income for the fourth quarter of 2011 was $2.3 million, or $0.06 per basic share and diluted share. (Please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP.)

Gross margin on a GAAP basis in the fourth quarter of 2012 was 32.8% of revenues. Gross margin on a non-GAAP basis in the fourth quarter was 33.3% of revenues.

Operating loss on a GAAP basis in the fourth quarter of 2012 was ($7.1) million. On a non-GAAP basis operating income in the fourth quarter of 2012 was $1.8 million.

Cash and cash investments at the end of the quarter were $51.6 million.

“Our revenues in Q4 were within the range of our guidance and our book-to-bill ratio was above 1,” said Ira Palti, President and CEO of Ceragon. “As expected, we generated substantial positive cash flow from operations during the quarter.”

“We achieved a number of important milestones during 2012 that will contribute to improving profitability.  After a complete transition of all customers to our short-haul solution and the completion of our program to reduce product cost of the long-haul product, we are poised to achieve further improvement in gross margin. We also increased our market share, becoming the clear #1 in the long haul business and added several new Tier 1 customers while continuing to penetrate others.  We recently introduced a new premium solution, the FibeAir IP-20C  that could begin to contribute to revenues toward the end of the year, and the expense reduction initiatives implemented during Q4 positions us to achieve significant operating leverage once top line growth resumes,” concluded Mr. Palti.

 Supplemental quarterly revenue breakouts:

Geographical breakdown, fourth quarter of 2012:

•	Europe:	25%

•	Africa:	6%

•	North America:	8%

•	Latin America:	32%

•	India:	7%

•	APAC:	22%

Full Year 2012 Results

As previously announced, in late December 2012, management learned that a major customer was requiring additional acceptance procedures and documentation for part of the equipment it had purchased from Ceragon and previously accepted.   As a result, the Company has deferred a portion of revenues previously recognized in 2012 related to such equipment until the additional acceptance procedures are completed, currently expected in 2013. This deferral of revenue recognition also impacted the recognition of the related costs of revenues and expenses, but had no impact on operating cash flow. Accordingly, adjustments have been made to our financial results for the first three quarters of fiscal 2012, which are described in the supplemental tables on page 10 of this press release. All comparative information in this release is on an adjusted basis.

Revenues for the full year of 2012 were $446.7 million, up 0.3% from $445.3 million in 2011. Net loss on a GAAP basis for 2012 was $(23.4) million or $(0.64) per basic share and diluted share. Net loss for the year 2011 was $(53.7) million or $(1.49) per basic share and diluted share.

On a non-GAAP basis, net income for 2012, excluding (a) $5.5 million of equity-based compensation expenses, (b) $3.5 million amortization of intangible assets, (c) $4.5 million inventory step up related to the Nera acquisition, (d) $6.7 million restructuring and other charges related to reduction in workforce (e) $1.0 million integration plan related costs and (f) $2.3 million of changes in pre-acquisition indirect tax positions, was $0.1 million or $0.002 per basic share and diluted share. Net income for the year 2011, was $0.4 million, or $0.01 per basic share and diluted share.

A conference call will follow, beginning at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 611-1147 or International: +1 (612) 332-0630,  from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0  selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 280782. A replay of both the call and the webcast will be available through March 14, 2013.

About Ceragon Networks Ltd.

Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.
Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries.Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. +1 (201)-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel: +1-(201)-853-0271 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

Join the Discussion:

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com

*   *   *

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52-830-6419
Office (Int’l):  +972 (0) 3-5431-132
Office (US): +1 (201|) 406-1037
yoell@ceragon.com

Ceragon Reports Fourth Quarter and Year End 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31		Year ended December 31,
	2012	2011	2012	2011

Revenues	$106,849	$118,487	$446,651	$445,269
Cost of revenues	71,802	84,096	308,354	323,191

Gross profit	35,047	34,391	138,297	122,078

Operating expenses:
Research and development, net	12,007	12,534	47,487	50,456
Selling and marketing	18,565	20,540	77,326	81,716
General and administrative	6,925	8,337	27,519	26,524
Restructuring costs	4,608	-	4,608	7,834
Acquisition related costs	-	-	-	4,919

Total operating expenses	$42,105	$41,411	$156,940	$171,449

Operating loss	(7,058)	(7,020)	(18,643)	(49,371)

Financial expenses, net	938	1,024	3,547	2,024

Loss before taxes	(7,996)	(8,044)	(22,190)	(51,395)

Taxes on income	405	123	1,201	2,259

Net loss	$(8,401)	$(8,167)	$(23,391)	$(53,654)

Basic net loss per share	$(0.23)	$(0.23)	$(0.64)	$(1.49)

Diluted net loss per share	$(0.23)	$(0.23)	$(0.64)	$(1.49)

Weighted average number of shares used in computing basic net loss per share	36,565,168	36,241,106	36,457,989	35,975,434

Weighted average number of shares used in computing diluted net loss per share	36,565,168	36,241,106	36,457,989	35,975,434

(more)

Ceragon Reports Fourth Quarter and Year End 2012 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2012	December 31, 2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$47,099	$28,991
Short-term bank deposits	422	7,159
Marketable securities	-	9,665
Trade receivables, net	149,120	143,247
Deferred taxes, net	8,589	8,622
Other accounts receivable and prepaid expenses	38,901	37,281
Inventories	65,554	93,465
Total current assets	309,685	328,430

LONG-TERM INVESTMENTS:
Long-term marketable securities	4,068	3,716
Severance pay funds and pension	7,163	6,360
Total long-term investments	11,231	10,076

OTHER ASSETS:
Long-term receivables	4,964	5,257
Deferred taxes, net	9,140	8,898
Goodwill and intangible assets, net	25,644	28,032

Total other assets	39,748	42,187

PROPERTY AND EQUIPMENT, NET	33,642	30,465
Total assets	$394,306	$411,158

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$25,232	$8,232
Trade payables	102,079	77,395
Deferred revenues	16,719	38,308
Other accounts payable and accrued expenses	36,642	49,508
Total current liabilities	180,672	173,443

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	18,536	26,768
Accrued severance pay and pension	12,311	11,996
Other long term payables	38,920	37,900
	69,767	76,664
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	98	97
Additional paid-in capital	318,106	311,911
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(332)	(343)
Accumulated deficits	(153,914)	(130,523)

Total shareholders' equity	143,867	161,051

Total liabilities and shareholders' equity	$394,306	$411,158

Ceragon Reports Fourth Quarter and Year End 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Cash flow from operating activities:
Net loss	$(8,401)	$(8,167)	$(23,391)	$(53,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,802	4,497	15,030	14,393
Stock-based compensation expense	1,219	2,031	5,464	6,564
Decrease (Increase) in trade and other receivables, net	27,610	6,930	(11,911)	3,440
Decrease (Increase) in inventory, net of write off	(1,598)	7,617	27,210	40,643
Increase (decrease) in trade payables and accrued liabilities	1,635	(1,706)	19,073	(17,600)
Increase in Goodwill	(1,365)	-	(1,365)	-
Decrease in deferred revenues	(5,170)	(42)	(21,589)	(11,925)
Increase in deferred tax asset, net	(324)	(1,269)	(743)	(1,237)
Other adjustments	(323)	(2,455)	(569)	(749)
Net cash provided by (used in) operating activities	$17,085	$7,436	$7,209	$(20,125)

Cash flow from investing activities:
Purchase of property and equipment ,net	(4,317)	(4,696)	(14,530)	(14,447)
Payment for business acquisition *)	-	-	-	(42,405)
Investment in short and long-term bank deposit	-	-	(1,266)	(7,304)
Proceeds from maturities of short and long-term bank deposits	-	2,368	7,920	25,664
Investment in available for sale marketable securities	-	-	(64)	-
Proceeds from sales of available for sale marketable securities	-	201	9,781	10,459
Net cash provided by (used in) investing activities	$(4,317)	$(2,127)	$1,841	$(28,033)

Cash flow from financing activities:
Proceeds from exercise of options	2	518	736	4,474
Proceeds from financial institutions, net	(8,000)	-	17,000	35,000
Repayments of bank loans	(2,058)	-	(8,232)	-
Net cash provided by (used in) financing activities	$(10,056)	$518	$9,504	$39,474

Translation adjustments on cash and cash equivalents	$36	$223	$(446)	$(50)
Increase (Decrease) in cash and cash equivalents	$2,748	$6,050	$18,108	$(8,734)
Cash and cash equivalents at the beginning of the period	44,351	22,941	28,991	37,725
Cash and cash equivalents at the end of the period	$47,099	$28,991	$47,099	$28,991

*) Excluding cash and cash equivalents

Ceragon Reports Fourth Quarter and Year End 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2012			2011
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$106,849		$106,849	$118,487
Cost of revenues	71,802	(a) 495	71,307	79,356

Gross profit	35,047		35,542	39,131

Operating expenses:
Research and development, net	12,007	(b) 1,468	10,539	11,908
Selling and marketing	18,565	(c) 1,221	17,344	17,936
General and administrative	6,925	(d) 1,030	5,895	5,872
Restructuring costs	4,608	4,608	-	-

Total operating expenses	$42,105		$33,778	$35,716

Operating profit (loss)	(7,058)		1,764	3,415
Financial expenses, net	938		938	1,024

Income (loss) before taxes	(7,996)		826	2,391

Taxes on income	405		405	123

Net income (loss)	$(8,401)		$421	$2,268

Basic net earnings (loss) per share	$(0.23)		$0.01	$0.06

Diluted net earnings (loss) per share	$(0.23)		$0.01	$0.06

Weighted average number of shares used in computing basic net earnings (loss) per share	36,565,168		36,565,168	36,241,106

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,565,168		36,641,920	37,504,556

Total adjustments		8,822

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.1 million of inventory step-up, $(0.1) million of changes in pre-acquisition indirect tax positions and $0.2 million of restructuring and other charges related to reduction in workforce in the three months ended December 31, 2012.

(b)
Research and development expenses include $1.2 million of restructuring and other charges related to reduction in workforce and $0.2 million of stock based compensation expenses in the three months ended December 31, 2012.

(c)
Selling and marketing expenses includes $0.5 million of amortization of intangible assets, $0.3 million of restructuring and other charges related to reduction in workforce and $0.4 million of stock based compensation expenses in the three months ended December 31, 2012.

(d)
General and administrative expenses include $0.4 million of restructuring and other charges related to reduction in workforce and $0.6 million of stock based compensation expenses in the three months ended December 31, 2012.

Ceragon Reports Fourth Quarter and Year End 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,
	2012			2011
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$446,651		$446,651	$445,269
Cost of revenues	308,354	(a) 8,573	299,781	300,984
Gross profit	138,297		146,870	144,285

Operating expenses:
Research and development, net	47,487	(b) 2,903	44,584	46,425
Selling and marketing	77,326	(c) 5,020	72,306	71,686
General and administrative	27,519	(d) 2,352	25,167	21,484
Restructuring costs	4,608	4,608	-	-

Total operating expenses	$156,940		$142,057	$139,595

Operating profit (loss)	(18,643)		4,813	4,690
Financial expenses, net	3,547		3,547	(2,024)

Income (loss) before taxes	(22,190)		1,266	2,666

Taxes on income	1,201		1,201	2,259

Net income (loss)	$(23,391)		$65	$407

Basic net earnings (loss) per share	$(0.64)		$0.00	$0.01

Diluted net earnings (loss) per share	$(0.64)		$0.00	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	36,457,989		36,457,989	35,975,434

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,457,989		37,092,887	37,522,665

Total adjustments		23,456

(a)
Cost of revenues includes $1.2 million of amortization of intangible assets, $4.5 million of inventory step-up, $2.3 million of changes in pre-acquisition indirect tax positions, $0.2 million of stock based compensation expenses and $0.4 million of restructuring, integration plan related costs and other charges related to reduction in workforce in the year ended December 31, 2012.

(b)
Research and development expenses include $1.3 million of restructuring, integration plan related costs and other charges related to reduction in workforce and $1.6 million of stock based compensation expenses in the year ended December 31, 2012.

(c)
Selling and marketing expenses includes $2.3 million of amortization of purchased intangible assets, $0.7 million of restructuring, integration plan related costs and other charges related to reduction in workforce and $2.0 million of stock based compensation expenses in the year ended December 31, 2012.

(d)
General and administrative expenses include $0.7 million of restructuring, integration plan related costs and other charges related to reduction in workforce and $1.7 million of stock based compensation expenses in the year ended December 31, 2012.

Ceragon Reports Fourth Quarter and Year End 2012 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING PROFIT (LOSS)
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Year ended
	December 31, 2012

Reported GAAP net operating loss	(7,058)	(18,643)

Stock based compensation expenses	1,219	5,464
Amortization of purchased intangible assets	880	3,536
Inventory step up	93	4,511
Restructuring and other charges related to reduction in workforce	6,712	6,712
Integration plan related costs	-	955
Changes in pre-acquisition indirect tax positions	(82)	2,277

Non-GAAP net operating profit	1,764	4,812

Supplemental Information

The Company has adjusted its quarterly results for fiscal 2012 as furnished to the Securities and Exchange Commission under cover of Forms 6-K on October 29, 2012, August 6, 2012,  and May 7, 2012. The impact of these adjustments on our financial results for the first three quarters of fiscal 2012 is as follows:

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited - GAAP)

	Three months	Three months	Three months
	Ended	Ended	Ended
	March 31, 2012	June 30, 2012	September 30, 2012

Revenues - as reported	$117,783	$119,050	$118,046
Revenues - as adjusted	110,046	112,669	117,087

Gross Profit - as reported	36,939	37,969	36,570
Gross Profit - as adjusted	32,809	35,913	34,528

Basic and diluted net loss per share - as reported	$(0.10)	$(0.03)	$(0.07)
Basic and diluted net loss per share - as adjusted	$(0.20)	$(0.08)	$(0.13)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. dollars in thousands, except share and per share data) (Unaudited – non-GAAP)

	Three months	Three months	Three months
	Ended	Ended	Ended
	March 31, 2012	June 30, 2012	September 30, 2012

Revenues - as reported	$117,783	$119,050	$118,046
Revenues - as adjusted	110,046	112,669	117,087

Gross Profit - as reported	39,231	40,194	40,681
Gross Profit - as adjusted	35,106	37,284	38,938

Basic and diluted net loss per share - as reported	$0.05	$0.08	$0.09
Basic and diluted net loss per share - as adjusted	$(0.06)	$0.01	$0.04

# # #

Contact: Yoel Knoll
Vice President of Investor Relations, Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52-830-6419
Office (Int’l):  +972 (0) 3-5431-132 | (US): +1 (201|) 406-1037
yoell@ceragon.com